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March 10, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Staff Attorney

Re:	Apex Technology Acquisition Corporation
Registration Statement on Form S-4
Filed February 4, 2021
File No. 333-252712

Dear Mr. Austin:

On behalf of our client, Apex Technology Acquisition Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated March 3, 2021, regarding the registration statement mentioned above (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 1 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

March 10, 2021

Registration Statement on Form S-4

Cover Page

1. You disclose how the cash consideration will be calculated and total merger consideration will be determined. We encourage you to provide context to this discussion by explaining the reasons for structuring the consideration in this manner. For example, explain why you are offering both cash and stock and why the total amount of cash that can be elected has been capped. Furthermore, please provide an estimated range of the cash consideration based upon no redemptions and the maximum amount of redemptions that allow the company to meet the minimum proceeds condition of $300 million. Finally, provide a cross-reference to disclosure that provides examples of the amount of cash and Apex shares an AvePoint stockholder could receive per share under different scenarios.

Response: In response to the Staff’s comment, the Company has revised the related disclosures on the cover page of the Revised Registration Statement and has provided a cross-reference to disclosure of indicative cash and Apex share combinations that an AvePoint equityholder could receive upon consummation of the Business Combination in a new section titled “Questions and answers about the Business Combination — What consideration will AvePoint equityholders receive upon consummation of the Business Combination?” on page xviii of the Revised Registration Statement.

In further response to the Staff’s comment regarding Public Stockholder redemptions and their impact on AvePoint equityholder cash consideration, the Company advises the Staff that the $262 million estimate of cash consideration payable to AvePoint equityholders in connection with the consummation of the Business Combination will not be impacted by the amount of Public Stockholder redemptions because, pro forma for the Business Combination, the Combined Company will have sufficient cash on its balance sheet to satisfy the minimum proceeds condition of $300 million even in a scenario where Public Stockholders redeem at a maximum amount of 44.4846%. Thus, a range of cash consideration is unnecessary to provide as such range would encompass a single figure: the previously disclosed approximately $262 million (potentially adjusted downward if AvePoint’s stockholders elect to receive less than the maximum cash consideration).

2. On page 84, you state that each share of AvePoint’s common stock, convertible preferred stock and preferred stock will be converted into approximately 8.6851 shares of Apex common stock based on the determined exchange ratio. Please disclose and describe the estimated exchange ratio on the cover page.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Revised Registration Statement to disclose the estimated exchange ratio.

Questions and Answers about the Business Combination

If I hold Apex Warrants, can I exercise redemption rights with respect to my warrants?, page xvi

3. Clarify that although holders of Apex warrants do not have redemption rights with respect to the Apex warrants, if they choose to redeem their Apex shares, they may still exercise their warrants if the merger is consummated.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page xvi of the Revised Registration Statement.

What equity stake will current Apex stockholders and AvePoint stockholders have in the Combined Company after the Closing?, page xvii

4. We note that you disclose the equity stake of certain stockholder groups assuming no redemption. Please revise to also disclose the equity stake of these groups assuming maximum redemption.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page xvii of the Revised Registration Statement and in the section entitled “Summary of the Proxy Statement/Prospectus – Ownership of the Combined Company After the Closing” on page 12 of the Revised Registration Statement to reflect the pro forma equity ownership of all groups in the Combined Company upon consummation of the Business Combination assuming both (i) no exercise of Public Stockholder redemption rights and (ii) maximum exercise of Public Stockholder redemption rights.

March 10, 2021

What vote is required to approve the proposals… ?, page xvii

5. On page 64, you disclose that Apex’s Sponsor, executive officers, directors and director nominees have agreed to vote in favor of the business combination. Please revise this Q&A and elsewhere to disclose the percentage of Apex shares that are subject to an agreement to vote in favor of the business combination. Additionally, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by Apex stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of Apex shares are present.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xix and 66 of the Revised Registration Statement.

The Background of the Business Combination, page 94

6. On page 98, you disclose that Apex and AvePoint, following input from their financial advisors, discussed valuation metrics with regard to the potential business combination and agreed to the previously proposed equity valuation of $2.0 billion. You also note that the Apex board discussed in detail an analysis of the valuation of AvePoint and that William Blair discussed its financial analysis of the transaction consideration, including an overview of key valuation metrics and relevant public company comparables for AvePoint. Please revise to further explain how the Apex board determined the $2.0 billion valuation of AvePoint. Disclose the analyses the board considered, including any underlying material projections, assumptions or estimates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations of the Redemption Rights, page 119

7. You state that this section is a discussion of certain material U.S. federal income tax considerations for holders of Public Shares electing to have their shares redeemed for cash upon the closing of the Business Combination. Please revise to discuss the material tax consequences of the business combination to each company’s shareholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger and related transactions to be tax free under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate that the receipt of a tax opinion as to the tax free nature of the transaction is not a condition to the merger. Also, provide summary and risk factor disclosure to address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on page 129 of the Revised Registration Statement to address the Staff’s comment. The revised disclosure states that the parties intend for the mergers and related transactions to qualify as a reorganization within the meaning of Section 368(a) of the Code, but an opinion to that effect is not a condition to the closing of the mergers, and the mergers and related transactions may not so qualify. Accordingly, the disclosure addresses both the tax consequences to holders if the mergers (and related transactions) do qualify as a reorganization and the tax consequences if the mergers (and related transactions) are fully taxable. In reference to Staff Legal Bulletin No. 19 Section III.A.2., the revised disclosure does not represent that the transaction is tax-free to the AvePoint shareholders. The Company has also added a summary of the disclosure on page 13 and a risk factor describing the tax consequences to the AvePoint shareholders on page 40 of the Revised Registration Statement. The Company respectfully submits that in light of the transaction structure, there are no material tax consequences to Apex or AvePoint.

Proposal No. 5 — The Nasdaq Proposal, page 146

8. Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the merger and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the merger will not occur unless the PIPE financing is consummated.

Response: In response to the Staff’s comment, the Company has revised the Nasdaq Proposal on page 154 of the Revised Registration Statement.

March 10, 2021

Information About AvePoint

Strategic Relationships, page 175

9. You state here that Microsoft is AvePoint’s most important strategic partner. Elsewhere you state that AvePoint’s success depends on its partnership with Microsoft and note that Microsoft co-sells and co-markets AvePoint’s products and services. Please revise to disclose the material terms of AvePoint’s material agreements with Microsoft and consider whether any such agreements should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 182 of the Revised Registration Statement, and further advises the Staff that AvePoint is a Tier 0 partner of Microsoft, meaning that of approximately 64,000 partners, AvePoint is in the top 40. As an Independent Software Vendor Partner in the Microsoft partner ecosystem, AvePoint is part of the Microsoft Partner Network and has the following competencies: Gold Messaging, Gold Data Analytics, Gold Project and Portfolio Management, Gold Application Development, Gold Collaboration and Content, Gold Datacenter, and Gold Cloud Productivity.

These competencies provide AvePoint the opportunities to participate with Microsoft on numerous go-to-market programs. As a Microsoft partner, AvePoint’s sales teams and Microsoft’s sales teams have developed a relationship to team up in go-to-market activities including but not limited to account opportunity mapping, field training events, and event marketing. None of the aforementioned partnership activities require or are subject to any agreement, material or otherwise, and AvePoint does not have any written co-sale or co-marketing agreements with Microsoft.

AvePoint Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 194

10. You disclose and define certain key business metrics. Please revise to discuss why management views these metrics as key business metrics, how management uses these metrics to manage the business and the reasons for material changes to these metrics between periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 202 and 203 of the Revised Registration Statement.

11. Tell us your consideration of disclosing your number of customers categorized between small-and-medium business, mid-market, and large enterprise customer segments in this section. In this regard, we note you provide partial highlights of these categories in your filing, such as on pages 27, 31, 159, 160, and 174.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that while it did consider providing detail into customer count at various customer segmentation levels, the Company believes a more accurate evaluation of AvePoint’s holistic business is through representation of total customer count. AvePoint’s strategy is not singularly dependent upon any particular segment and further segmentation is also complicated by movement of end-customers from segment to segment depending upon their revenue and/or headcount. Routine reclassification of customers between segments may lead to an incorrect understanding of AvePoint’s business.

Annual Recurring Revenue, page 194

12. We note your definition of annual recurring revenue. Please revise to explain how this metric captures recurring revenue and discuss any limitations of this metric.

Response: In response to the Staff’s comment, the Company has revised its disclosure and provided additional commentary on page 202 of the Revised Registration Statement.

March 10, 2021

Comparison of Nine Months Ended September 30, 2020 and September 30, 2019 Revenue, page 199

13. Your disclosure on page 196 indicates that the Subscription Revenue line item includes revenue from sale of on-premise termed licenses and cloud-based (SaaS) versions of your software and related customer support. Please revise to disclose disaggregated revenue amounts for on-premise termed licenses and SaaS software. In addition, revise to disclose the amount of revenue recognized from the sale of perpetual on-premise licenses. In this regard, your discussion should analyze revenue recognized from your offerings as disclosed on page F-12 and clearly discuss their continuing contribution to revenue. Please expand your discussion to identify and quantify the material factors in each of your revenue offerings.

Response: In response to the Staff’s comment, the Company has revised its commentary on the drivers of change in AvePoint’s revenues on pages 208 and 210 of the Revised Registration Statement.

14. We note you provide a disaggregation of revenue by geographic region in your results of operations, but do not provide any further commentary. Please expand your disclosure to identify and quantify the material factors for the changes in revenue in your geographic regions. Refer to Section III.B of SEC Release No. 33-8350. Similar concerns apply to your disclosures on page 202.

Response: In response to the Staff’s comment, the Company has revised its commentary on AvePoint’s geographic composition of revenues per the recommendations on pages 208 and 211 of the Revised Registration Statement. As AvePoint’s on-premise termed licenses and SaaS offerings are both subscription offerings, both license types comprise AvePoint’s subscription revenue line.

15. Please separately discuss and analyze revenues recognized from your managed services offering. Describe the nature of this service and indicate how this service relates to your other offerings.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that revenue recognized from AvePoint’s managed services offering makes up less than 2% of total revenues for all periods presented. Consequently, the Company does not believe separate discussion and analysis of these revenues provide useful information to the users of the financial statements in understanding the financial results of AvePoint.

Cost of Revenue, Gross Profit, and Gross Margin, page 200

16. We note you break-out your cost of revenues by revenue components in your consolidated statements of operations on page F-3. Similarly, please revise your discussion to discuss the changes in your cost of revenue by revenue component rather than in total. Similar concerns apply to your disclosures on page 202.

Response: In response to the Staff’s comment, the Company has revised its presentation of AvePoint’s cost of revenue on page 208 of the Revised Registration Statement to include a break-out of cost of revenue by revenue components. Similarly, the Company revised its disclosures on page 209 of the Revised Registration Statement to describe the changes in cost of revenue by revenue component. Similar revisions were applied to page 211 of the Revised Registration Statement.

General and Administrative, page 201

17. As noted in footnote 1 on page 199, tell us and disclose why all of your stock-based compensation has been allocated to General and administrative expenses rather than to other line items as well. We refer you to SAB Topic 14.F. The expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.

Response: In response to the Staff’s comment, the Company reviewed AvePoint’s policy for allocating stock-based compensation and determined allocation is required to align with SAB Topic 14.F. Consequently, the Company revised its presentation of AvePoint’s stock-based compensation resulting in a reclassification and an increase in cost of revenue. AvePoint considered the materiality of such adjustment, noting that gross profit decreased by less than 1% for all periods, and concluded that the adjustment was immaterial. The Company also updated the section titled “AvePoint Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 200 and Note 12 on page F-31 to include reference to which line items AvePoint’s stock-based compensation expense is attributed.

March 10, 2021

Emerging Growth Company Accounting Election, page 213

18. You disclose here that the combined company “expects to continue to take advantage of the benefits of the extended transition period” for complying with new or revised accounting standards. Please revise to clearly indicate, if true, that you have elected to take advantage of this extended transition period and also disclose that your financial statements may not be comparable to companies that comply with public company effective dates. Additionally, ensure that your registration statement cover page includes the check box related to this election.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 222 of the Revised Registration Statement to clarify that the Combined Company will elect to take advantage of the extended transition period and that, during such extended transition period, its financial statements may not be comparable to companies that comply with public company effective dates. Additionally, the Company has ensured that the cover page to the Revised Registration Statement includes the check box related to the extended transition period election, which box is not checked.

Description of Apex’s Securities

Exclusive Forum Selection, page 248

19. You disclose here that the bylaws that will be in effect upon the consummation of this business combination will contain certain exclusive forum provisions. In a risk factor on page 63, you note that these provisions will appear in your proposed certificate of incorporation that will be in effect following this business combination. Please reconcile this apparent discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 257 of the Revised Registration Statement under the caption “Exclusive Forum Selection.”

Consolidated Statements of Operations, page F-3

20. Your Statement of Operations includes the subtotal, Gross Margin. Please tell us and disclose if you include depreciation or amortization in cost of revenue. If you do not include depreciation or amortization in cost of revenue, please revise your presentation if material to comply with SAB Topic 11.B.

Response: The Company acknowledges the Staff’s comment and has considered that under SAB Topic 11.B, which provides the Staff’s interpretation that if cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below).”

In response to the Staff’s comment, the Company respectfully advises the Staff that depreciation and amortization that would be allocated to cost of revenue represents a small fraction of AvePoint’s total cost of revenue. For example, based on headcount figures in 2020, depreciation and amortization applicable to cost of revenues equates to less than 1% of AvePoint’s total cost of revenue and allocation would not significantly affect gross margin.

To ensure this is clear to readers of AvePoint’s financial statements, the Company has revised the disclosure on page F-21 of the Revised Registration Statement.

Should depreciation and amortization applicable to cost of revenues become material in the future, AvePoint will allocate the appropriate costs to cost of revenue.

March 10, 2021

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-9

21. Please clarify why deferred revenue decreased upon adoption of ASC 606. Tell us and disclose the revenue offering and the application difference between ASC 605 and 606 that caused this difference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Revised Registration Statement per the Staff’s recommendation to expand on the decrease in deferred revenue driven by AvePoint’s adoption of ASC 606.

Notes to Consolidated Financial Statements, page F-9

22. We note your disclosure of related party transactions on page 189. Please provide footnote disclosure of these related party transactions. Refer to ASC 850-10-50.

Response: In response to the Staff’s comment, the Company has provided footnote disclosure of AvePoint’s related party transactions on pages F-38 to F-39 of the Revised Registration Statement.

23. Your disclosure on page 23 indicates that you reduced your global workforce by approximately 10% during the first half of 2020. Please provide footnote disclosure to disclose the applicable costs related to this reduction. Refer to ASC 420-10-50. In addition, consider presenting restructuring charges on a separate line item if material. Refer to SAB Topic 5P(1).

Response: The Company acknowledges the Staff’s comment and has considered the disclosure and presentation requirements codified in ASC 420-10-50 and SAB Topic 5P(1), respectively. In response to the Staff’s comment, the Company respectfully advises the Staff that total restructuring charges represented less than 1% of AvePoint’s operating expenses and as such, disclosures and separate presentation of such charges would not provide investors with meaningful information to aid in their understanding of AvePoint’s operations.

24. We note your disclosure of your 401(k) plan on page 187. Please disclose this 401(k) plan in your footnotes and any Company contributions. Refer to ASC 715-70-50-1.

Response: The Company acknowledges the Staff’s comment and has considered the disclosure requirements codified in ASC 715-70-50-1. In response to the Staff’s comment, the Company respectfully advises the Staff that employer contributions related to AvePoint’s 401(k) plan represented less than 1% of AvePoint’s operating expenses and as such, disclosures related to its 401(k) plan would not provide investors with meaningful information to aid in their understanding of AvePoint’s operations and financial position.

Deferred Sales Commissions, page F-11

25. Please clarify whether the renewal commissions are commensurate with the initial commission. In paragraph BC309 of ASU 2014-09, the Boards indicated that amortizing capitalized commissions over a period that is longer than the initial contract term is not appropriate if an entity pays a commission on renewing a contract that is commensurate with the commission paid when obtaining the original contract. In addition, please explain why the renewal commission is being amortized over a period of benefit instead of the renewal term.

Response: The Company acknowledges the Staff’s comment and has considered the basis for conclusions in BC309 of ASU 2014-09. Management has reviewed the commissions that AvePoint pays on renewal contracts and concluded that the commissions rate paid on renewal contracts are definitively lower than commissions paid on initial contracts (i.e., by plan design). Accordingly, AvePoint’s management was required to further assess whether incremental costs incurred in connection with obtaining an initial contract relate to goods and services provided under both the initial

March 10, 2021

contract and anticipated renewal contracts. As AvePoint’s customers commonly renew contracts to extend the services provided under an initial contract, AvePoint’s management has concluded that the incremental costs capitalized in connection with obtaining initial contracts with customers should be amortized over periods that extend beyond the term of the initial contracts.

AvePoint also considered the FASB staff guidance from the November 2016 TRG meeting in determining the appropriate useful life for commissions. As summarized in the KPMG Software Guide, the FASB staff expressed that the average customer life may be a reasonable application of Subtopic 340-40 when the average customer life is not inconsistent with 340-40-34-1.

The average customer life may be inconsistent with the amortization guidance if the entity has a very long customer life, but the good or service that will be transferred to the customer has an economic life substantially shorter than that of the software being licensed. The average customer life of a new contract has been calculated to be 5.4 for initial contracts, referenced in the Company’s disclosures as the “average customer relationship period”, years and 1.7 years for renewal contracts, referenced in the Company’s disclosures as the “average renewal term”, under a portfolio approach. The majority of renewal contracts range from a period of one to three years. AvePoint’s product history has demonstrated that product technology is used for a long duration of time and enhanced to meet customer needs rather than being replaced by new technology. Doc Ave, AvePoint’s largest on-premise software, was initially released in January 2012 and is still sold to consumers over 8 years later. As the average customer life is less than the average life of the company’s technology, AvePoint has determined that the average customer life is consistent with the economic life of the assets sold to its customers and therefore is utilized as the applicable period over which commissions are amortized.

The Company has expanded the disclosure on page F-12 of the Revised Registration Statement to further clarify the above facts.

Revenue Recognition, page F-12

26. Your disclosure on page F-14 indicates that your on-premise perpetual licenses have not historically been sold on a standalone basis. Please clarify if you do sell your on-premises termed licenses on a standalone basis. That is, the term license appears to always be bundled with term maintenance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Revised Registration Statement per the Staff’s recommendation to clarify that AvePoint does not sell its on-premises termed licenses on a standalone basis.

27. Please tell us your consideration of providing disclosure here of disaggregated of revenue by geographic region noted on pages 200 and 202. In addition, tell us your consideration of providing your disaggregated disclosure of revenue by Industries. In this regard, we note your graphic presentation of Customers Across Diversified Industries on page 174. Refer to ASC 606-10-55-91(b) and 91(c). In addition, please revise to separately disclose the amount of revenue recognized at a point in time and over time. Refer to ASC 606-10-55-91(f).

Response: The Company acknowledges the Staff’s comment and has considered the implementation guidance codified in ASC 606-15-55-91(b), 91(c) and 91(f), in addition to ASC 606-15-55-89 and 55-90. In response to the Staff’s comment, the Company respectfully advises the Staff that AvePoint considered disclosures included within the financial statements and outside of the financial statements, information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments, and information that it believes is useful to users of the financial statements to evaluate AvePoint’s financial performance. Based on these considerations, the Company notes that AvePoint operates globally and performance in individual regions of significance, identified by management as North America, EMEA, and APAC, is an important metric for both the chief operating decision makers and users of the financial statements in evaluation of AvePoint’s performance. Consequently, the Company discloses this information in various sections of the filing, including the footnotes to AvePoint’s financial statements.

Furthermore, the Company notes that the timing of recognition of revenue within AvePoint’s subscription revenue offering, which represents the offering with the highest value and growth, is also an important metric. As a result, it has disclosed subscription revenues recognized by AvePoint at a point in time on page F-13 of the Revised Registration Statement.

March 10, 2021

Finally, in regard to ASC 606-10-55-91(c), which indicates market of type of customer as an example of a category that might be appropriate to include for disaggregation, the Company notes that AvePoint’s customers span a large number of industries, there is no concentration within a particular industry that outweigh concentration in other industries, and it is not atypical for existing customers to change industries frequently. Furthermore, in reference to the graphic presentation of Customers Across Diversified Industries on page 181 of the Revised Registration Statement, the Company notes that this graphic is presented to provides users of the financial statements with examples of customers and the industries AvePoint serves or has served. However, the graphic is not used by AvePoint management for or intended to be interpreted by users of the financial statements for understanding the financial results of AvePoint. Based on these considerations, AvePoint has not historically tracked revenue by industry as it does not believe such information would be useful to users of the AvePoint financial statements in understanding the financial results and risks of AvePoint.

28. You disclose that you recognize “software revenue through all indirect sales channels on a sell-through model.” Please clarify whether the indirect sales channel is your customer under ASC 606-10. Tell us when your product is delivered in these circumstances. Explain how your channel partner is compensated. Revenue should be recognized when control of the products are transferred. Refer to ASC 606-10-25-25 and 25-30.

Response: In response to the Staff’s comment, the Company respectfully notes that AvePoint utilizes indirect sales channels which utilize channel partners. These deals are executed in one of two ways. In the first form of these arrangements, the channel partner purchases the products from AvePoint at a discounted price and resells the products to end users at a price determined by the channel partner. In this scenario, the channel partner is the entity that has contracted with AvePoint and therefore is determined to be the customer of AvePoint. In the second form, AvePoint bills the end user and the channel partner receives a commission. Upon analysis of deals executed through the second form of these channels, the Company determined that the end user represents the customer of AvePoint due to the fact that the end user purchased goods and/or services that are outputs of AvePoint’s ordinary activities. Consequently, channel partners utilized in deals executed through this second model are deemed to be agents of the transaction.

The Company recognizes revenue when control of the goods and/or services are transferred to the customer. In the first form of these arrangements, this occurs upon transfer to the reseller or to the end user at the reseller’s direction. In the second form of these arrangements, this occurs upon transfer to the end user.

The Company has revised the disclosure on pages 218 and F-15 of the Revised Registration Statement per the Staff’s recommendations to clarify the appropriate party that represents AvePoint’s customer and that revenue is recognized upon delivery of the product.

Note 14. Segment information, page F-34

29. Please expand your disclosure to present revenue attributed to customers in the United States as well as disclose long-lived assets by geographic location. Refer to ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment and has considered the guidance in ASC 280-10-50-41, which requires AvePoint, when practicable, to disclose revenue from external customers attributed to AvePoint’s country of domicile and attributed to foreign countries in total. In response to the Staff’s comment, the Company revised the disclosure on page F-36 of the Revised Registration Statement to include revenue generated from AvePoint’s customers within the United States. The Company considered separate presentation of other individual foreign countries; however, due to the distribution of revenue to the various foreign countries, which is relatively uniform and given the disclosure of revenue by region, the Company does not believe this information to be useful to users of the AvePoint financial statements.

March 10, 2021

In addition, the Company considered the requirement to disclose long-lived assets located in AvePoint’s country of domicile and located in all foreign countries in total and to separately disclose individual foreign countries in which assets are material. Based on this consideration, the Company determined that it is practicable to disclose this information as it relates to AvePoint’s property and equipment, net balances.

As such, the Company has revised the disclosure on page F-36 of the Revised Registration Statement to include property and equipment, net located in the United States, China, and other foreign countries in total.

Exhibits

30. Please file the form of proxy with your next amendment.

Response: The Company acknowledges the Staff’s comment and has filed its form of proxy with the Revised Registration Statement.

General

31. Please revise to add diagrams depicting the pre-combination organizational structure of both Apex and AvePoint and the post-combination organizational structure of the combined company. Ensure that these diagrams, as applicable, clearly identify ownership percentages of the different security holder groups, such as the Sponsor, Apex public stockholders, the AvePoint equityholders and the PIPE subscribers under both no and maximum redemption scenarios.

Response: In response to the Staff’s comment, the Company has added diagrams depicting the pre-combination organizational structure of both itself and AvePoint, as well as the post-combination organizational structure of the Combined Company, on pages 5 and 6 of the Revised Registration Statement.

*                *                 *

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (650) 463-4662.

Sincerely,

/s/ Brian D. Paulson
Brian D. Paulson
of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Jeff Epstein, Co-Chief Executive Officer of Apex Technology Acquisition Corporation

Steven Fletcher, Advisor to Apex Technology Acquisition Corporation

Brian Brown, Chief Operating Officer and General Counsel of AvePoint, Inc.

Josh Dubofsky, Latham & Watkins LLP

John McKenna, Cooley LLP

Brian Leaf, Cooley LLP